**With Compliments**

82-34826




SEC MAIL PROCESSING
RECEIVED
APR 2 2 2005
WASH. D.C.
185

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL




05007687

**SOLBEC PHARMACEUTICALS LTD**

ACN 061 289 218
ABN 85 061 289 218

Unit 1, 298 Selby Street
OSBORNE PARK WA 6017
Postal: PO Box 2142
CHURCHLANDS WA 6018
Australia

Phone: +61 8 9446 7555
Fax: +61 8 9446 8777
Email: info@solbec.com.au
www.solbec.com.au

SUPPL

ID # 222289




SEC Mail Processing
RECEIVED
APR 2 2 2005
WASH

# SOLBEC SECURES EQUITY STANDBY FACILITY

Summary:

- Solbec has secured a 5 year standby funding facility of $5 million from Cornell Capital Partners of the USA.
- The facility provides Solbec flexibility in funding its 2005-2006 budget for product development

**Perth, Australia. 14 April 2005.** Solbec Pharmaceuticals Ltd (ASX:SBP) has announced details of a $5,000,000 Standby Equity Agreement with the US-based investment fund, Cornell Capital Partners.

Under the facility, Cornell Capital has committed to provide up to $5,000,000 to Solbec at any time over the next 5 years and to be drawn down at Solbec's discretion by the issue of shares to Cornell Capital. Solbec has the right but not the obligation to utilize the facility and determines the timing of any draw down which unless the parties agree otherwise is limited to $100,000 in any ASX 10 business day period. The price of the shares is 98% of the lowest daily average over the 10 day ASX trading period following a draw down notice, however Solbec sets the minimum price at which the shares are to be issued. A commission of 5% is payable to Cornell Capital upon issue.

The innovative facility allows Solbec to further advance and expand its capital projects with financial confidence and without an immediate dilution to existing shareholders. Solbec is likely to activate the facility during 2005 as it progresses into Phase II trials of Coramsine in cancer.

The facility allows Solbec to take advantage of a favourable stock price during the term of the facility with access to capital rapidly.

Further information:

Tony Kiernan
Chairman
Solbec Pharmaceuticals Ltd
Phone +61 (08) 9323 7731 / 0418 912 843
tony.kiernan@solbec.com.au

Media:
Rebecca Christie
Phone: +61 (02) 9237 2800 / 0417 382 391
rchristie@bcg.com.au

5/12

## Background Information

### Solbec Pharmaceuticals

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of advanced solid tumours, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

www.solbec.com.au

### Cornell Capital

US-Based Cornell Capital Partners has a rapidly growing reputation in the US, UK and Australian financial markets for structuring equity participation agreements. Cornell's team of experienced professionals understand the issues and challenges facing businesses today and work closely with management to design custom-tailored, alternative financing structures that meet their companies' capital needs and corporate goals. To date, the Cornell Group has made available in excess of over US$900 million for close to 100 publicly quoted corporations in the USA, the UK and Australia.

www.cornellcapital.com